[QORVO LETTERHEAD]

August 7, 2019

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. Gary Newberry

Re:	Qorvo, Inc.
Form 10-K for the Fiscal Year Ended March 30, 2019
Filed May 17, 2019
File No. 001-36801

Dear Mr. Newberry:

This letter is submitted in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above-referenced filing made in your letter dated July 30, 2019, to Mark J. Murphy, the Chief Financial Officer of Qorvo, Inc. (the “Company” or “Qorvo”). Set forth below is the Staff’s comment (in italics), followed by Qorvo’s response.

Form 10-K for the Fiscal Year Ended March 30, 2019

Notes to Consolidated Financial Statements
Note 11. Restructuring, page 67

Comment 1: Please revise this note in future filings to provide all the disclosures required by ASC 420-10-50, including the reconciliation of the beginning to ending liability balances for each major type of cost associated with the activity as called for by ASC 420-10-50-1-b.2. See also SAB Topic 5.P.4.

Response 1: The Company acknowledges the Staff’s comment and respectfully informs the Staff that, in future filings, the Company will revise the restructuring note to provide all the disclosures required by ASC 420-10-50, including the reconciliation of the beginning to ending liability balances for each major type of cost associated with the activity as called for by ASC 420-10-50-1-b.2. The Company refers the Staff to the revised disclosure in Note 10 of the Notes to the Condensed Consolidated Financial Statements in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 29, 2019, filed with the Commission on August 6, 2019.

We hope that the above response will be acceptable to the Staff. If you have any questions regarding the foregoing, kindly contact the undersigned at 336.678.8989. Thank you for your time and attention.

Sincerely

/s/ Mark J. Murphy
Mark J. Murphy
Chief Financial Officer